BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEW YORK	610 Newport Center Drive, 17th Floor Newport Beach, California 92660-6429 TELEPHONE (949) 760-9600 FACSIMILE (949) 823-6994 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

September 23, 2010 VIA EDGAR AND BY FACSIMILE Ms. Sonia Barros Special Counsel Division of Corporation Finance		OUR FILE NUMBER 843,143-020 WRITER’S DIRECT DIAL (949) 823-6980 WRITER’S E-MAIL ADDRESS aterner@omm.com

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabra Health Care REIT, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed August 24, 2010
File No. 333-167040

Dear Ms. Barros:

On behalf of Sabra Health Care REIT, Inc. (“Sabra”), a subsidiary of Sun Healthcare Group, Inc. (“Sun”), this letter sets forth Sabra’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 9, 2010 (the “Comment Letter”), regarding the above-referenced Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.

Sabra has concurrently filed via EDGAR Amendment No. 3 to the Registration Statement, which includes revisions to the Registration Statement in response to the Staff’s comments in the Comment Letter as described herein as well as other updated information (“Amendment No. 3”). Concurrently with this filing, SHG Services, Inc. (“New Sun”) has also filed via EDGAR Amendment No. 3 to its Registration Statement on Form S-1. Unless otherwise noted, all capitalized terms used herein have the same meaning as set forth in the Registration Statement and all page number references used herein refer to the page numbers in Amendment No. 3.

Ms. Sonia Barros, September 23, 2010

General

1.	We note your responses to comments 24, 25 and 27 in our letter dated August 3, 2010. Please revise the prospectus to include the substance of these responses in their respective sections of the prospectus.

Response: The disclosure on page 42 has been revised to elaborate on Sabra’s management team’s healthcare and real estate experience, consistent with the disclosure included on page 109 that was the subject of previous comment 24. The disclosure on page 110 that was the subject of previous comment 25 has been revised to include information regarding Sabra’s management team’s experience in successfully accessing both debt and equity capital markets. The disclosure on page 111 that was the subject of previous comment 27 has been updated to explain the terms “opportunistic acquisitions” and “life sciences facility.”

The Proposals, page 50

Background for the Separation and REIT Conversion, page 50

2.	We note your response to comment eight in our letter dated August 3, 2010. Please revise to discuss the instructions MTS received from Sun as well as any limitation imposed by Sun on the scope of MTS’ work. Please see Item 1015(b)(6) of Regulation M-A. Please also provide the disclosure called for by Item 21(c) of Form S-4 or tell us why you believe that it is not required.

Response: As described on page 51, Sun’s management often utilizes the services of MTS Health Partners, L.P. (“MTS”) to assist it in reviewing and analyzing for management and the board of directors operations and business strategies available to Sun. In the fall of 2009, management requested that MTS assist with such a review to consider strategic alternatives available to Sun that would accomplish Sun’s goal of increasing stockholder value, including options for monetizing Sun’s real estate portfolio. No limitations were imposed by management or the board of directors in connection with the work performed by MTS in response to this request. The work product to be provided by MTS was not specified by management, although neither management nor the board of directors at any time requested that MTS deliver a fairness or other opinion to the board of directors with respect to the Separation or REIT Conversion Merger (or any other transaction) or to deliver any other specific report to the board of directors. The disclosure in the section titled “Background of the Separation and REIT Conversion” has been revised to provide this additional information concerning the scope of MTS’s work.

In response to the last part of the Staff’s comment, the MTS materials presented to the board of directors of Sun at its February 17, 2010, March 25, 2010 and June 17, 2010 meetings have been included as Exhibit 99.5 to Amendment No. 3 filed by Sabra.

2 of 4

Ms. Sonia Barros, September 23, 2010

Material U.S. Federal Income Tax Consequences, page 72

U.S. Federal Income Tax Consequences of the Separation, page 73

3.	We have reviewed the draft tax opinion to be filed as Exhibit 8.1 as well as your response to comment 19 in our letter dated August 3, 2010. Although counsel expresses an opinion about the threshold tax treatment of the transactions in the draft tax opinion, that opinion does not appear to address the material tax consequences that will result from such treatment. For example, although counsel opines that the Separation should be treated as a distribution of property under Section 301 of the Code, counsel does not provide an opinion on the consequences of that determination that are discussed on pages 73 to 75 of the prospectus under the sub-heading “U.S. Holders of Sun Common Stock.” The Exhibit 8.1 opinion should confirm that such discussion of tax consequences in the prospectus is the opinion of counsel. The prospectus should also indicate that such discussion represents the opinion of counsel. Alternatively, the Exhibit 8.1 opinion can set forth the entire opinion of counsel regarding the material tax consequences.

Response: In response to the Staff’s comment, the disclosure on pages 77 and 78 of the section titled “Material U.S. Federal Income Tax Consequences” has been revised and correlative changes have been made to pages 19, 20 and 23. In addition, counsel has revised its legal opinion in response to the Staff’s comment. The revised legal opinion has been filed as Exhibit 8.1 to Amendment No. 3.

4.	In addition, if counsel is able to opine on a matter but doubt exists because of a lack of relevant authority or otherwise, you may use the term “should” to make it clear that the opinion is subject to a degree of uncertainty. In such cases, however, you also need to explain why counsel cannot give a “will” opinion, describe the degree of uncertainty in the opinion, and provide risk factor and/or other appropriate disclosure setting forth the risks to investors. Please revise accordingly.

Response: In response to the Staff’s comment, the disclosure on pages 77 and 78 of the section titled “Material U.S. Federal Income Tax Consequences” has been revised and correlative changes have been made to pages 19, 20 and 23. In addition, counsel has revised its legal opinion in response to the Staff’s comment. The revised legal opinion has been filed as Exhibit 8.1 to Amendment No. 3.

5.	We also note that Sabra intends to qualify and elect to be treated as a REIT under Sections 856 through 860 of the Code and the applicable U.S. Treasury regulations. Please include a tax opinion with respect to Sabra’s intended REIT qualification.

Response: In response to the Staff’s comment, counsel has filed a tax opinion relating to the REIT status of Sabra as Exhibit 8.2 to Amendment No. 3 filed by Sabra. In addition, the disclosure on page 79 has been revised in response to the Staff’s comment.

***********

3 of 4

Ms. Sonia Barros, September 23, 2010

For the Staff’s convenience, we will arrange for you to receive separately copies of Amendment No. 3 that are marked to show cumulative changes from the Amendment No. 2 that was filed on August 24, 2010.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 823-6980 or (949) 823-6994 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Andor D. Terner

Andor D. Terner

of O’MELVENY & MYERS LLP

cc:	Richard K. Matros, Chief Executive Officer
Sabra Health Care REIT, Inc.

William A. Mathies, President and Chief Operating Officer
SHG Services, Inc.

Robert T. Plesnarski, Esq.
O’Melveny & Myers LLP

4 of 4